UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------
                                    FORM 11-K
                               ------------------

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


(Mark one)

[X]  ANNUAL report pursuant to Section 15(d) of the Securities Exchange Act of
     1934

     For Fiscal year ended December 31, 2005

                                       or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act (No fee required)

             For the transition period from _________ to ___________

Commission file number 001-10533


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       RIO TINTO AMERICA INC. SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

         Rio Tinto plc, 6 St. James's Square, London, SW1Y 4LD, England



                               Page 1 of 18 Pages

                                             RIO TINTO AMERICA INC. SAVINGS PLAN
                                                               Table of Contents

--------------------------------------------------------------------------------


                                                                            Page
                                                                            ----

Report of Independent Registered Public Accounting Firm                        3

Financial Statements:

     Statements of Assets Available for Benefits as of
       December 31, 2005 and 2004                                              4

     Statement of Changes in Assets Available for Benefits
       for the year ended December 31, 2005                                    5

     Notes to Financial Statements                                        6 - 13

Supplemental Schedule - Schedule H, Part IV, line 4i -
  Schedule of Assets (Held at End of Year) as of December 31, 2005       14 - 15

Signature                                                                     16

Exhibits                                                                 17 - 18

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Rio Tinto America Inc. Savings Plan.




                               Page 2 of 18 Pages

                                         REPORT OF INDEPENDENT REGISTERED PUBLIC
                                                                 ACCOUNTING FIRM


The Rio Tinto America Inc. Savings Plan Investment Committee
  and the Rio Tinto America Inc. Benefits Committee
Rio Tinto America Inc. Savings Plan


We have audited the accompanying statements of assets available for benefits of the Rio Tinto America Inc. Savings Plan (the Plan) as of December 31, 2005 and 2004 and the related statement of changes in assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Rio Tinto America Inc. Savings Plan as of December 31, 2005 and 2004, and the changes in assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Our audits of the financial statements were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management and has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Tanner LC

Salt Lake City, Utah
June 28, 2006


                               Page 3 of 18 Pages

                                             RIO TINTO AMERICA INC. SAVINGS PLAN
                                     STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

                                                                    December 31,
--------------------------------------------------------------------------------

                                                     2005                2004
                                                --------------------------------
Assets

Investments                                      $436,830,392       $399,342,069
                                                --------------------------------

Receivables:
  Employee contributions                              317,402             23,887
  Employer contributions                              189,759             14,387
                                                --------------------------------

          Total receivables                           507,161             38,274
                                                --------------------------------

Assets available for benefits                    $437,337,553       $399,380,343
                                                ================================



--------------------------------------------------------------------------------
See accompanying notes to financial statements.



                               Page 4 of 18 Pages

                                             RIO TINTO AMERICA INC. SAVINGS PLAN
                           STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

                                                    YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

ADDITIONS TO ASSETS ATTRIBUTED TO:
  Transfers:
    From the U.S. Borax Inc. 401(k) Plan for Hourly
     Employees                                                      $    551,656
    From the Kennecott Corporation Savings Plan
     for Hourly Employees                                              1,620,480
                                                                    ------------

          Total transfers                                              2,172,136
                                                                    ------------

  Contributions:
    Employee                                                          20,556,036
    Employer                                                          10,544,179
                                                                    ------------

          Total contributions                                         31,100,215
                                                                    ------------

  Investment income:
    Net appreciation in fair value of investments                     19,784,533
    Interest and dividends                                            15,418,063
                                                                    ------------

          Total investment income                                     35,202,596
                                                                    ------------

          Total additions                                             68,474,947
                                                                    ------------

DEDUCTIONS FROM ASSETS ATTRIBUTED TO:
  Benefits paid to participants                                       30,513,440
  Administrative expenses                                                  4,297
                                                                    ------------

          Total deductions                                            30,517,737
                                                                    ------------

Increase in assets available for benefits                             37,957,210

ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                  399,380,343
                                                                    ------------

  End of year                                                       $437,337,553
                                                                    ============

--------------------------------------------------------------------------------

See accompanying notes to financial statements.



                               Page 5 of 18 Pages

                                             RIO TINTO AMERICA INC. SAVINGS PLAN
                                                   NOTES TO FINANCIAL STATEMENTS


--------------------------------------------------------------------------------

1.   DESCRIPTION OF       The  following  brief  description  of the  Rio  Tinto
     THE PLAN             America  Inc.  Savings Plan (the Plan) is provided for
                          general information purposes only. Participants should
                          refer  to  the  Plan   document   and   summary   plan
                          description for more complete information.

                          GENERAL
                          The Plan is a defined contribution plan covering (1) all non-represented employees of Rio Tinto America, Inc. and its affiliates (collectively, the Company), as defined in the Plan document, and (2) employees covered by a collective bargaining agreement that provides for Plan participation. All eligible full-time employees of the Company can participate in the Plan immediately upon employment. Temporary and part-time employees are eligible after completing 1,000 hours of service during a 12-month period. Rio Tinto America, Inc. is an indirect wholly owned subsidiary of Rio Tinto plc (the Parent). The Plan was created effective January 1, 2003, by a merger of the Kennecott Savings and Investment Plan, the U.S. Borax Inc. Thrift Plan for Salaried Employees, and the Luzenac America, Inc. Investment Savings Plan. The Plan is intended to be a qualified retirement plan under the Internal Revenue Code (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

                          CONTRIBUTIONS
                          Each year, participants may elect under a salary reduction agreement to contribute to the Plan an amount not less than 1% and not more than 50% of their eligible compensation on a before-tax basis through payroll deductions. Contributions are limited by the IRC, which established a maximum contribution of $14,000 ($18,000 for participants over age 50) for the year ended December 31, 2005. Participants may also elect to make an after-tax contribution not less than 1% and not more than 50% of their eligible compensation. Total before-tax and after-tax contributions cannot exceed 50% of participants'
                          eligible compensation. Participant contributions are recorded in the period during which the amounts are withheld from participant earnings. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

--------------------------------------------------------------------------------


                               Page 6 of 18 Pages
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                                             RIO TINTO AMERICA INC. SAVINGS PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED

--------------------------------------------------------------------------------

1.   DESCRIPTION OF       The Company matches the participants' contributions to
     THE PLAN             the Plan at 100%, up to the first 6% of their eligible
     CONTINUED            compensation,  for all  locations  other than  Luzenac
                          America,  Inc. The Company  matches the  participants'
                          contributions  to the Plan at 70%,  up to the first 6%
                          of their eligible  compensation,  for Luzenac America,
                          Inc.  employees  other than the following:  (1) hourly
                          employees of Luzenac America,  Inc. at the Three Forks
                          Mill who are  represented by the United Cement,  Lime,
                          and  Allied  Workers'  Division  of the  International
                          Brotherhood   of   Boilermakers   and  (a)  who   made
                          contributions after August 1, 2003 and prior to August
                          1, 2005 received a match of 45%, up to the first 6% of
                          eligible  compensation;  and  (b)  made  contributions
                          after  August 1, 2005  received a match of 50%,  up to
                          the  first  6%  of  eligible  compensation;   and  (2)
                          effective  May 12, 2004,  hourly  employees of Luzenac
                          America,  Inc. at the Windsor Mine who are represented
                          by  the  United  Cement,  Lime,  and  Allied  Workers'
                          Division   of   the   International   Brotherhood   of
                          Boilermakers  received a match of 40%, up to the first
                          6% of eligible  compensation  (prior to May 12,  2004,
                          hourly  employees  of  Luzenac  America,  Inc.  at the
                          Windsor Mine who are represented by the United Cement,
                          Lime,   and   Allied   Workers'    Division   of   the
                          International  Brotherhood of Boilermakers  received a
                          match  of  25%,   up  to  the  first  6%  of  eligible
                          compensation). Matching contributions are recorded on the date the related participant contributions are withheld.

                          PARTICIPANT ACCOUNTS
                          Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's matching contribution, and an allocation of the Plan's earnings, and is charged with withdrawals and an allocation of the Plan's losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                          PARTICIPANT-DIRECTED OPTIONS FOR INVESTMENTS
                          Participants direct the investment of their contributions and the Company matching contributions into various investment options offered by the Plan. Investment options include a money market fund, common collective trusts, mutual funds, guaranteed investment contracts, synthetic guaranteed investment contracts and common stock of the Parent in the form of American Depository Receipts (ADRs).

--------------------------------------------------------------------------------


                               Page 7 of 18 Pages

                                             RIO TINTO AMERICA INC. SAVINGS PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED

--------------------------------------------------------------------------------

1.   DESCRIPTION OF       VESTING
     THE PLAN             Participants   are   immediately   vested   in   their
     CONTINUED            contributions and Company matching  contributions plus
                          actual earnings thereon.

                          PAYMENT OF BENEFITS
                          On termination of service due to death, disability, or retirement, participants or their beneficiaries may elect to receive lump-sum distributions or annual, semi-annual, quarterly or monthly installments in amounts equal to the value of the participants' vested interests in their accounts. Under certain circumstances, participants may withdraw their contributions prior to the occurrence of these events.

                          TRANSFERS
                          Along with the Plan, the Company also sponsors other 401(k) plans that cover represented employees. If employees are changed from union to non-union status during the year, their account balances are transferred from the union plan to this Plan. For the year ended December 31, 2005, transfers into the Plan totaled $2,172,136. For the year ended December 31, 2005, transfers from the U.S. Borax Inc. 401(k) Plan for Hourly Employees totaled $551,656 and transfers from the Kennecott Corporation Savings Plan for Hourly Employees totaled $1,620,480.

                          FORFEITED ACCOUNTS
                          As of January 1, 2003, the effective date of the Rio Tinto America Inc. Savings Plan, there was a balance in the forfeiture account related to predecessor plans' non-vested participant account balances. These amounts may be used to reduce future Company contributions to the Plan. During the year ended December 31, 2005, the forfeiture account earned $3,158 and no forfeitures were utilized to reduce Company contributions. Under the Plan document, forfeiture amounts related to terminated participants are required to be held for five years after termination in the event that the individual is re-hired and becomes a participant again. If the employee becomes a participant within that five-year period, the service period resumes for vesting of the participant's account. If the five-year period expires, the forfeitures become available to reduce future Company contributions to the Plan. Additional forfeitures that became available for general use for the year ended December 31, 2005 totaled $48,889. As of December 31, 2005 and 2004, the balance in the forfeiture account was $84,507 and $32,460, respectively.

--------------------------------------------------------------------------------


                               Page 8 of 18 Pages

                                             RIO TINTO AMERICA INC. SAVINGS PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED

--------------------------------------------------------------------------------

2.   SUMMARY OF           BASIS OF PRESENTATION
     SIGNIFICANT          The  financial   statements  of  the  Plan  have  been
     ACCOUNTING           prepared  on  the  accrual   basis  of  accounting  in
     POLICIES             accordance  with U.S.  generally  accepted  accounting
                          principles.

                          USE OF ESTIMATES
                          The preparation of the Plan's financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets available for benefits at the date of the financial statements, the changes in assets available for benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

                          RISKS AND UNCERTAINTIES
                          The Plan provides for investments in securities that are exposed to various risks, such as interest rate, currency exchange rate, credit and overall market fluctuation. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

                          INVESTMENT VALUATION AND INCOME RECOGNITION
                          The Plan's investments are stated at fair value (generally quoted market price) except for its benefit-responsive guaranteed investment contracts, which are stated at contract value (see Note 6) and participant loans, which are stated at their outstanding balances, which approximate fair values. Shares of mutual funds are stated at quoted market prices, which represent the net asset value of shares held by the Plan at year end.

                          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                          PAYMENTS OF BENEFITS
                          Benefits payments are recorded when paid by the Plan.

--------------------------------------------------------------------------------


                               Page 9 of 18 Pages

                                             RIO TINTO AMERICA INC. SAVINGS PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED

--------------------------------------------------------------------------------
2.   SUMMARY OF           ADMINISTRATIVE EXPENSES
     SIGNIFICANT          The  Company  pays  the  majority  of  the  costs  and
     ACCOUNTING           expenses incurred in administering the Plan.
     POLICIES
     CONTINUED            The Plan has  several  fund  managers  that manage the
                          investments  held by the Plan.  During  the year ended
                          December 31, 2005, the Company paid all investment management fees related to these investment funds.

                          The investment management fees related to transaction costs associated with the purchase or sale of Rio Tinto plc ADRs are paid by the participants.

                          PARTICIPANT LOANS
                          Participants may borrow from the Plan up to a maximum of $50,000 or 50% of their account balances, whichever is less. Each loan is secured by the balance in the participant's account and bears interest at a rate commensurate with prevailing rates at the time funds are borrowed, as determined by the Plan Administrators. Loans originated during the year ended December 31, 2005 have interest rates set at prime plus one percent. Principal and interest are paid ratably through payroll deductions.

                          NEW ACCOUNTING PRONOUNCEMENT
                          In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP). This FSP makes the definition of benefit-responsive more restrictive so that certain investment contracts currently reported at contract value may be reported at fair value. Management has not yet determined the impact this standard, which is effective for the plan year ending December 31, 2006, will have on the Plan's financial statements.


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                               Page 10 of 18 Pages

                                             RIO TINTO AMERICA INC. SAVINGS PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED

--------------------------------------------------------------------------------

3.   PARTIES-IN-          Certain  Plan   investments   are  managed  by  Putnam
     INTEREST             Investments,   the  Plan  trustee,   therefore,  these
     TRANSACTIONS         transactions     are     exempt      party-in-interest
                          transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

                          Transactions associated with Rio Tinto plc ADRs are considered exempt party-in-interest transactions because Rio Tinto plc is the parent of the Company. As of December 31, 2005 and 2004, the Plan held 167,436.747 and 139,657.081 shares, respectively, of common stock of Rio Tinto plc, with a cost basis of $16,272,106 and $10,620,880, respectively. During the year ended December 31, 2005, the Plan recorded dividend income of $490,345 related to the Rio Tinto plc ADRs.

4.   INVESTMENTS          The Plan's  investments  that represented five percent
                          or more of the Plan's assets available for benefits as of December 31, 2005 and 2004 are as follows:

                                                             2005       2004
                                                         ----------------------

                          Dodge and Cox Stock Fund       $67,357,011 $25,328,751
                          Monumental Life Insurance
                            Company Synthetic GIC         55,074,136  52,444,261
                          State Street Bank Synthetic
                            GIC                           40,739,730  39,101,619
                          Putnam S&P 500 Index Fund       38,803,876  31,574,647
                          Putnam Voyager Fund             37,639,071  29,928,356
                          Rio Tinto plc ADRs              30,605,763  16,648,521
                          SEI Stable Asset Fund           30,445,798  11,905,589
                          Putnam International Equity
                            Fund                          25,675,260  21,911,615
                          PIMCO Total Return Fund         22,846,685  15,835,529
                          Putnam Fund for Growth
                            and Income                        *       34,634,858
                          Putnam New Opportunities Fund       *       32,924,760

                          * These investments did not exceed five percent or more of total assets available for benefits as of December 31, 2005 and, therefore, are not shown separately.

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                               Page 11 of 18 Pages

                                             RIO TINTO AMERICA INC. SAVINGS PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED

--------------------------------------------------------------------------------

4.   INVESTMENTS          During the year ended  December 31,  2005,  the Plan's
     CONTINUED            investments (including gains and losses on investments
                          bought and sold, as well as held during the year) appreciated in fair value as follows:


                             Mutual funds                           $ 7,557,901
                             Common stock                            10,378,331
                             Common collective trusts                 1,848,301
                                                                     -----------

                             Net appreciation in investments         $19,784,533
                                                                     ===========

5.   PLAN                 Although it has not  expressed any intention to do so,
     TERMINATION          the   Company   has  the  right   under  the  Plan  to
                          discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

6.   GUARANTEED           The Plan's  guaranteed  investment  contracts are in a
     INVESTMENT           stable value fund. The guaranteed investment contracts
     CONTRACTS            are  fully   benefit-responsive   and  are  stated  at
                          contract value (which  represents  contributions  made
                          under  the  contract,   plus  interest  earned,   less
                          withdrawals and administrative expenses). The stable value fund is invested in a money market fund, a common collective trust (the SEI Stable Asset Fund), guaranteed investment contracts (GICs), and synthetic
                          GICs. The synthetic GICs are secured by underlying fixed income assets. The average crediting interest rates on the investment contracts were 4.79% and 4.61% for the years ended December 31, 2005 and 2004, respectively. Average duration for all investment contracts was 3.06 years and 3.01 years at December
                          31, 2005 and 2004, respectively. The average yield was 4.82% and 4.63% for the years ended December 31, 2005 and 2004, respectively. There are no reserves against the contract value for credit risk of the contracted issuer or otherwise.

                          The contract or crediting interest rates for certain stable value investment contracts are reset quarterly and are based on the market value of the portfolio of assets underlying these contracts. Inputs used to determine the crediting interest rates include each contract's portfolio market value, current yield-to-date maturity, duration and market value relative to contract value. With respect to interest rate resets, all contracts are guaranteed that the rates will not be negative.

--------------------------------------------------------------------------------


                               Page 12 of 18 Pages

                                             RIO TINTO AMERICA INC. SAVINGS PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED

--------------------------------------------------------------------------------

6.   GUARANTEED           A synthetic  GIC provides  for a guaranteed  return on
     INVESTMENT           principal  over a  specified  period  of time  through
     CONTRACTS            fully  benefit-responsive wrap contracts,  issued by a
     CONTINUED            third party which are backed by underlying assets. The
                          portfolio of assets underlying the synthetic GICs has an overall AAA credit quality and includes mortgages, fixed income securities and United States treasury notes and bonds. These wrap contracts provide benefits withdrawals and investment exchanges at the full contract value of the synthetic contracts (principal plus accrued interest) notwithstanding the actual market value of the underlying investments (fair value plus accrued interest).

                          Wrap contracts are designed to smooth out the impact of normal market fluctuations associated with the performance of the underlying investments. The fair value of the synthetic GICs was $96,013,693 and
                          $93,709,918   as  of  December   31,  2005  and  2004,
                          respectively. The contract value of the synthetic GICs included $22,580 and $2,164,038 as of December 31, 2005 and 2004, respectively, attributable to the wrap contract providers representing the amounts by which the net value of the contracts is less than the net value of the underlying assets.

7.   INCOME TAX           The Plan does not have a determination letter from the
     STATUS               Internal  Revenue  Service  informing it that the Plan
                          and related trust are designed in accordance with the applicable requirements of the Internal Revenue Code.
                          However, the Plan Administrator and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

--------------------------------------------------------------------------------


                               Page 13 of 18 Pages

                                                                                                RIO TINTO AMERICA INC. SAVINGS PLAN
                                                                                        EMPLOYER IDENTIFICATION NUMBER:  11-3359689
                                                                                                                  PLAN NUMBER:  002
                                                                                                       SCHEDULE H, PART IV, LINE 4i
                                                                                           SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                                                                                  DECEMBER 31, 2005
-----------------------------------------------------------------------------------------------------------------------------------


  (a)                  (b)                                (c)                                         (d)             (e)
PARTY IN                                                                               NUMBER OF                    CURRENT
INTEREST       IDENTITY OF ISSUE                DESCRIPTION OF INVESTMENT                UNITS        COST           VALUE
----------   ---------------------    ----------------------------------------------  -----------   --------   -------------------
                                      MONEY MARKET FUND:
             Mellon Bank              Mellon Bank - STIF Account                        1,127,156      **        $  1,127,156
                                                                                                                 --------------

                                      COMMON COLLECTIVE TRUSTS:
             SEI Investments          SEI Stable Asset Fund                                            **          30,445,798
   *         Putnam                   Putnam S&P 500 Index Fund                         1,206,213      **          38,803,876
                                                                                                                 --------------
                                                Total Common Collective Trusts                                     69,249,674
                                                                                                                 --------------

                                      MUTUAL FUNDS:
             Dreyfus                  Dreyfus Mid-Cap Value Fund                          512,575      **          16,243,501
             PIMCO                    PIMCO Total Return Fund                           2,175,875      **          22,846,685
             Morgan Stanley           MSDW Institutional International Equity Fund        562,121      **          11,433,536
             Dodge and Cox            Dodge and Cox Stock Fund                            490,869      **          67,357,011
             UAM Trust Company        UAM/ICM Small Company Fund                          373,462      **          13,530,520
             Artisan                  Artisan Mid Cap Fund                                609,647      **          18,850,277
   *         Putnam                   Putnam Small Cap Growth Fund CL Y                   584,392      **          13,031,948
   *         Putnam                   Putnam International Equity Fund                    976,617      **          25,675,260
   *         Putnam                   Putnam Voyager Fund                               2,096,884      **          37,639,071
                                                                                                                 --------------
                                                Total Mutual Funds                                                226,607,809
                                                                                                                 --------------

                                      GUARANTEED INVESTMENT CONTRACTS:
             Monumental Life
               Insurance Company      GIC, due 6/15/07, 4.11%                                          **           1,011,713
             Monumental Life
               Insurance Company      GIC, due 12/17/07, 4.11%                                         **           1,032,692
                                                                                                                 --------------
                                                Total Guaranteed Investment Contracts                               2,044,405
                                                                                                                 --------------

*  denotes a party-in-interest as defined by ERISA
** not required as investments are participant directed

-------------------------------------------------------------------------------------------------------------------------------
See accompanying report of independent registered public accounting firm.


                              Page 14 of 18 Pages

                                                                                                RIO TINTO AMERICA INC. SAVINGS PLAN
                                                                                        EMPLOYER IDENTIFICATION NUMBER:  11-3359689
                                                                                                                  PLAN NUMBER:  002
                                                                                                       SCHEDULE H, PART IV, LINE 4i
                                                                                           SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                                                                                          CONTINUED
                                                                                                                  DECEMBER 31, 2005
-----------------------------------------------------------------------------------------------------------------------------------


  (a)                  (b)                                (c)                                         (d)             (e)
PARTY IN                                                                               NUMBER OF                    CURRENT
INTEREST       IDENTITY OF ISSUE                DESCRIPTION OF INVESTMENT                UNITS        COST           VALUE
----------   ---------------------    ----------------------------------------------  -----------   --------   -------------------
                                      SYNTHETIC GUARANTEED INVESTMENT CONTRACTS:
             Monumental Life          Synthetic GIC, Dwight Core Int Fund, no
               Insurance Company        specified maturity date, 5.01%                                 **      $    1,790,009
             Monumental Life          Synthetic GIC, Dwight Managed Target 2,
               Insurance Company        no specified maturity date, 5.01%                              **          28,915,252
             Monumental Life          Synthetic GIC, Dwight Managed Target 5,
               Insurance Company        no specified maturity date, 5.01%                              **          24,546,122
             Monumental Life          Wrap Contract                                                    **            (177,247)
               Insurance Company

             State Street Bank        Synthetic GIC, Dwight Core Int Fund, no
                                        specified maturity date, 4.76%                                 **          11,340,907
             State Street Bank        Synthetic GIC, Dwight Managed Target 2,
                                        no specified maturity date, 4.76%                              **          22,244,604
             State Street Bank        Synthetic GIC, Dwight Managed Target 5,
                                        no specified maturity date, 4.76%                              **           7,154,219
             State Street Bank        Wrap Contract                                                    **             199,827
                                                                                                                 --------------
                                                  Total Synthetic Guaranteed
                                                    Investment Contracts                                           96,013,693
                                                                                                                 --------------

   *         Rio Tinto plc ADRs       COMMON STOCK                                        167,437      **          30,605,763
                                                                                                                 --------------

   *         Putnam                   PENDING ACCOUNT                                                  **             261,193
                                                                                                                 --------------
   *         Various participants     PARTICIPANT LOANS (maturing 2006 to 2032
                                        at interest rates ranging from 5.0% to
                                        10.5%)                                              1,193      **          10,920,699
                                                                                                                 --------------

                                                  Total Investments                                              $436,830,392
                                                                                                                 ==============

*  denotes a party-in-interest as defined by ERISA
** not required as investments are participant directed

-------------------------------------------------------------------------------------------------------------------------------
See accompanying report of independent registered public accounting firm.


                              Page 15 of 18 Pages

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                             RIO TINTO AMERICA INC. SAVINGS PLAN



                                             By: /s/ Christopher Crowl
                                                --------------------------------
                                                Name:  Christopher Crowl
                                                Title: Rio Tinto America Inc.
                                                       Benefits Committee Member

Date:  June 29, 2006



                              Page 16 of 18 Pages

Exhibit        Description
-------        -----------

23.1           Consent of Tanner LC





                              Page 17 of 18 Pages